July 16, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	HyreCar Inc.

Registration Statement on Form S-1, as amended

File No. 333-232676

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of common stock of HyreCar Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday July 18, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated July 16, 2019, through the time of effectiveness:

Preliminary Prospectus dated July 16, 2019:

150 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

NORTHLAND SECURITIES, INC.

By:	/s/ Jeff Peterson
Name:	Jeff Peterson
Title:	Managing Director, Head of Investment Banking